Term Sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011 and
product supplement no. 3-I dated November 14, 2011

Term Sheet to
Product Supplement No. 3-I
Registration Statement No. 333-177923
Dated May 9, 2012; Rule 433

JPMorgan Chase & Co.

Structured Investments

$
Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the European Union Euro due May 15, 2014

General

- The notes are designed for investors who seek capped exposure to the appreciation of an equally weighted basket of four currencies relative to the European Union euro from and including the pricing date to and including the Observation Date. Investors should be willing to forgo interest payments and, if the Ending Basket Level is less than the Starting Basket Level, be willing to lose up to 10% of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing May 15, 2014*
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about May 10, 2012 and are expected to settle on or about May 15, 2012.

Key Terms

Basket: An equally weighted basket of four currencies (each, a "Reference Currency" and together, the "Reference Currencies") that measures the performance of the Reference Currencies relative to the European Union euro (the "Base Currency")

Reference Currencies: The following table sets forth the Reference Currencies and the Starting Spot Rate[†] and the Reference Currency Weight for each Reference Currency:

Reference Currency	Starting Spot Rate[†]	Reference Currency Weight
Brazilian real (BRL)		25%
Russian ruble (RUB)		25%
Indian rupee (INR)		25%
Chinese renminbi (CNY)		25%

[†]The Starting Spot Rate of each Reference Currency is expressed as a number of units of the applicable Reference Currency per European Union euro, will be determined on the pricing date and will be (a) the Spot Rate of that Reference Currency on the pricing date, determined as specified under "Additional Key Terms — Spot Rate" in this term sheet, or (b) an exchange rate determined by reference to certain intra-day trades, in each case, as determined by the calculation agent in good faith and a commercially manner. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Starting Spot Rate of each Reference Currency in good faith, such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate of each Reference Currency, that might affect the value of your notes. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page TS-4 of this term sheet.

Payment at Maturity: If the Ending Basket Level is greater than or equal to the Starting Basket Level, at maturity, you will receive a cash payment, for each $1,000 principal amount note, that will be calculated as follows:

$1,000 + [$1,000 × (the greater of (a) the Digital Return and (b) the Basket Return)]

If the Ending Basket Level is less than the Starting Basket Level by up to 10%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Basket Level is less than the Starting Basket Level, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Basket Return)

If the Ending Basket Level is less than the Starting Basket Level by more than 10%, at maturity, you will receive a cash payment, for each $1,000 principal amount note, equal to the Minimum Payment of $900.

You will lose up to 10% of your initial investment at maturity if the Ending Basket Level is less than the Starting Basket Level.

Digital Return: At least 11.00%. The actual Digital Return will be determined on the pricing date and will not be less than 11.00%.

Minimum Payment: $900 for each $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.

Basket Return:
$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

Starting Basket Level: Set equal to 100 on the pricing date

Ending Basket Level: The Basket Closing Level on the Observation Date

Basket Closing Level: The Basket Closing Level on any relevant day will be calculated as follows:

100 × [1 + (BRL Return × 25%) + (RUB Return × 25%)+ (INR Return × 25%) + (CNY Return × 25%)]

The BRL Return, RUB Return, INR Return and CNY Return are the Reference Currency Returns of the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi, respectively. **Because the Reference Currency Returns are expressed as the Starting Spot Rate** *minus* **the Ending Spot Rate,** *divided* **by the Starting Spot Rate, the Reference Currency Return with respect to each Reference Currency is effectively capped at 100%, with no limit on the downside.**

Please see "Additional Key Terms — Reference Currency Return," "How Do Exchange Rates Work?", "Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity" and "What is the Basket Return, Assuming a Range of Performances for the Reference Currencies?" in this term sheet for more information.

Observation Date*: May 12, 2014

Maturity Date*: May 15, 2014

CUSIP: 48125VUP3

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Postponement of a Determination Date — Least Performing Component Notes or Basket Notes" and "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 3-I

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 3-I and "Selected Risk Considerations" beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on page PS-24 of the accompanying product supplement no. 3-I.

(2) Please see "Supplemental Plan of Distribution" in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

May 9, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 3-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 3-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 3-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007592/e46167_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

- **CURRENCY BUSINESS DAY** — A "currency business day," with respect to each Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the applicable Reference Currency (with respect to the Brazilian real, São Paulo, Brazil; with respect to the Russian ruble, Moscow, Russia; with respect to the Indian rupee, Mumbai, India; and with respect to the Chinese renminbi, Beijing, China), (b) banking institutions in The City of New York and that principal financial center for that Reference Currency are not otherwise authorized or required by law, regulation or executive order to close and (c) the Trans-European Automated Real-time Gross Settlement Express Transfer System ("TARGET2") is open, each as determined by the calculation agent.

- **SPOT RATE** — The Spot Rate of each Reference Currency on any relevant day is expressed as a number of units of the applicable Reference Currency per European Union euro and is equal to (a) the Reference Currency per one U.S. dollar exchange rate as reported by Reuters Group PLC ("Reuters") on the page set forth in the table below at the applicable time set forth in the table below on that day *times* (b) the U.S. dollar per one European Union euro exchange rate as reported by Reuters on page WMRPSPOT05 at approximately 4:00 p.m., Greenwich Mean Time, on that day.

Reference Currency	Reference Currency per U.S. Dollar: Reuters Page and Applicable Time
Brazilian real (BRL)	BRFR (offer rate) at approximately 6:00 p.m., São Paulo time
Russian ruble (RUB)	EMTA between 12:00 and 12:30 p.m., Moscow time
Indian rupee (INR)	RBIB at approximately 12:30 p.m., Mumbai time
Chinese renminbi (CNY)	SAEC at approximately 9:15 a.m., Beijing time

- **REFERENCE CURRENCY RETURN** — The Reference Currency Return with respect to each Reference Currency reflects the performance of that Reference Currency relative to the European Union euro, calculated as follows:

$$\frac{\text{Starting Spot Rate} - \text{Ending Spot Rate}}{\text{Starting Spot Rate}}$$

Because the Reference Currency Returns are expressed as the Starting Spot Rate *minus* the Ending Spot Rate, *divided* by the Starting Spot Rate, the Reference Currency Return with respect to each Reference Currency is effectively capped at 100%, with no limit on the downside.

Please see "How Do Exchange Rates Work?", "Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity" and "What is the Basket Return, Assuming a Range of Performances for the Reference Currencies?" in this term sheet for more information.

- **ENDING SPOT RATE** — The Ending Spot Rate with respect to a Reference Currency on any relevant day is the Spot Rate of that Reference Currency on that day.

How Do Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Spot Rate for each of the Reference Currencies is expressed as the number of units of the applicable Reference Currency per European Union euro. As a result, a **decrease** in a Spot Rate from the pricing date to the Observation Date means that the relevant Reference Currency has **appreciated / strengthened** relative to the European Union euro from the pricing date to the Observation Date. This means that it would take fewer units of the relevant Reference Currency to purchase one European Union euro on the Observation Date than it did on the pricing date. Viewed another way, one unit of the relevant Reference Currency could purchase more European Union euros on the Observation Date than it could on the pricing date.

The notes do not provide a quadratic return, in European Union euro terms, on the appreciation of the Reference Currencies relative to the European Union euro. A quadratic return in European Union euro terms reflects the return that would be achieved by converting the principal amount of the notes from European Union euros (by first converting the principal amount from U.S. dollars into European Union euros) into the Reference Currencies at the applicable Starting Spot Rates on the pricing date and then, on the Observation Date, converting back into European Union euros at the applicable Ending Spot Rates. Instead, subject to the Digital Return and the Minimum Payment, the return on the notes will be determined by reference to the Reference Currency Return formula set forth in this term sheet supplement, which does not reflect a quadratic return in European Union euro terms.

As demonstrated by the examples below, under the Reference Currency Return formula, any appreciation of a Reference Currency relative to the European Union euro will be diminished, as compared to a quadratic return, while any depreciation of the a Reference Currency relative to the European Union euro will be magnified, as compared to a quadratic return. In addition, the diminishing effect on any appreciation of a Reference Currency relative to the European Union euro increases as the applicable Reference Currency Return increases, and the magnifying effect on any depreciation of a Reference Currencies relative to the European Union euro increases as the applicable Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use only the quadratic method for calculating currency returns.

The following examples assume a Starting Spot Rate of 2.50 for the Brazilian real relative to the European Union euro.

Example 1: The Brazilian real strengthens from the Starting Spot Rate of 2.50 Brazilian reais per European Union euro to the Ending Spot Rate of 2.25 Brazilian reais per European Union euro.

The Reference Currency Return is equal to 10.00%, calculated as follows:

$$(2.50 - 2.25) / 2.50 = 10.00\%$$

By contrast, if the return on the Brazilian real were determined using a quadratic return, the return would be 11.11%.

Example 2: The Brazilian real strengthens from the Starting Spot Rate of 2.50 Brazilian reais per European Union euro to the Ending Spot Rate of 0.00025 Brazilian reais per European Union euro.

The Reference Currency Return is equal to 99.99%, which demonstrates the effective cap of 100% on the Reference Currency Return, calculated as follows:

$$(2.50 - 0.00025) / 2.50 = 99.99\%$$

By contrast, if the return on the Brazilian real were determined using a quadratic return, which would not be subject to the effective cap of 100%, the return would be 999900%.

As Examples 1 and 2 above demonstrated, the diminishing effect on any appreciation of a Reference Currency relative to the European Union euro increases as the applicable Reference Currency Return increases.

Conversely, an **increase** in the Spot Rate from the pricing date to the Observation Date means that the relevant Reference Currency has **depreciated / weakened** relative to the European Union euro from the pricing date to the Observation Date. This means that it would take more units of the relevant Reference Currency to purchase one European Union euro on the Observation Date than it did on the pricing date. Viewed another way, one unit of the relevant Reference Currency could purchase fewer European Union euros on the Observation Date than it could on the pricing date.

Example 3: The Brazilian real weakens from the Starting Spot Rate of 2.50 Brazilian reais per European Union euro to the Ending Spot Rate of 2.75 Brazilian reais per European Union euro.

The Reference Currency Return is equal to -10.00%, calculated as follows:

$$(2.50 - 2.75) / 2.50 = -10.00\%$$

By contrast, if the return on the Brazilian real were determined using a quadratic return, the return would be -9.09%.

Example 4: The Brazilian real weakens from the Starting Spot Rate of 2.50 Brazilian reais per European Union euro to the Ending Spot Rate of 10 Brazilian reais per European Union euro.

The Reference Currency Return is equal to -300.00%, which demonstrates that there is no limit on the downside for the Reference Currency Return, calculated as follows:

$$(2.50 - 10) / 2.50 = -300.00\%$$

By contrast, if the return on the Brazilian real were determined using a quadratic return, the return would be -75.00%.

As Examples 3 and 4 above demonstrated, the magnifying effect on any depreciation of a Reference Currency relative to the European Union euro increases as the applicable Reference Currency Return decreases.

The hypothetical Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

Selected Purchase Considerations

- **POTENTIAL PRESERVATION OF 90% OF YOUR PRINCIPAL AT MATURITY** — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least 90% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. **Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **CAPPED APPRECIATION POTENTIAL** — The notes provide capped exposure to the performance of the Basket, without upside return enhancement. In addition, if the Ending Basket Level is greater than or equal to the Starting Basket Level, you will receive at maturity at least a return of not less than 11.00%, which we refer to as the Digital Return, at maturity even if the Basket has appreciated by less than the Digital Return. The actual Digital Return will be determined on the pricing date and will not be less than 11.00%. **In no event will any Reference Currency Return be greater than 100% and, accordingly, the payment at maturity will not be greater than $2,000 per $1,000 principal amount note.** Please see "How Do Exchange Rates Work?", "Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity" and "What is the Basket Return, Assuming a Range of Performances for the Reference Currencies?" in this term sheet for more information.

- **EXPOSURE TO THE REFERENCE CURRENCIES VERSUS THE EUROPEAN UNION EURO** — The return on the notes is linked to the performance of a basket of currencies, which we refer to as the Reference Currencies, relative to the European Union euro, and will enable you to participate in potential increases in the value of the Reference Currencies, relative to the European Union euro, from the pricing date to the Observation Date, subject to the Digital Payment. The Basket derives its value from an equally weighted group of currencies consisting of the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi, each measured relative to the European Union euro. The Reference Currency Return with respect to each Reference Currency is effectively capped at 100%, with no limit on the downside. Please see "How Do Exchange Rates Work?", "Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity" and "What is the Basket Return, Assuming a Range of Performances for the Reference Currencies?" in this term sheet for more information.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" and in particular the subsection thereof entitled "—Notes Treated as Debt Instruments That Have a Term of More than One Year" in the accompanying product supplement no. 3-I. Notwithstanding that the notes do not provide for the full repayment of their principal amount at or prior to maturity, our special tax counsel, Davis Polk & Wardwell LLP is of the opinion that the notes should be treated for U.S. federal income tax purposes as "contingent payment debt instruments." Assuming this treatment is respected, as discussed in that subsection, you will be required to accrue as interest income original issue discount on your notes in each taxable year at the comparable yield, as determined by us, although we will not make any payment with respect to the notes until maturity. Upon sale or exchange (including redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted tax basis in the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes' adjusted issue price.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Material U.S. Federal Income Tax Consequences" (and in particular the subsection thereof entitled "—Notes Treated as Debt Instruments That Have a Term of More than One Year") in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on May 9, 2012 and we had determined the comparable yield on that date, it would have been an annual rate of 1.34%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 1.34%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.**

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies, the European Union euro or the respective exchange rates between the Reference Currencies and the European Union euro or any contracts related to the Reference Currencies, the European Union euro or the respective exchange rates between the Reference Currencies and the European Union euro. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 3-I dated November 14, 2011.

- **CURRENCY MARKET RISK** — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive or negative. Any positive Basket Return will depend on the aggregate performance of the Reference Currencies relative to the European Union euro. YOU WILL LOSE UP TO 10% OF YOUR INITIAL INVESTMENT AT MATURITY IF THE ENDING BASKET LEVEL IS LESS THAN THE STARTING BASKET LEVEL.

JPMorgan Structured Investments —
Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the European Union Euro

TS-3

- **YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT AT MATURITY** — Because the Reference Currency Returns are expressed as the Starting Spot Rate *minus* the Ending Spot Rate, *divided* by the Starting Spot Rate, your payment at maturity is subject to an embedded maximum payment at maturity. In no event will any Reference Currency Return be greater than 100% and, accordingly, the payment at maturity will not be greater than $2,000 per $1,000 principal amount note.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 22-I for additional information about these risks.

  For example, one of the duties of J.P. Morgan Securities, which we refer to as JPMS, as calculation agent involves determining the Starting Spot Rates in the manner set forth on the cover page of this term sheet. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rates in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rates, that might affect the value of your notes. The Starting Spot Rates may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date. If the Starting Spot Rate for any Reference Currency as determined by the calculation agent exceeds that reflected in the publicly available information, such Reference Currency must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMS will not have any obligation to consider your interests as a holder of the notes in making this determination.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURNS WILL DIMINISH ANY APPRECIATION OF THE REFERENCE CURRENCIES AND MAGNIFY ANY DEPRECIATION OF THE REFERENCE CURRENCIES TO THE EUROPEAN UNION EURO** — The notes do not provide a quadratic return, in European Union euro terms, on the appreciation of the Reference Currencies relative to the European Union euro. A quadratic return in European Union euro terms reflects the return that would be achieved by converting the principal amount of the notes from European Union euros (by first converting the principal amount from U.S. dollars into European Union euros) into the Reference Currencies at the Starting Spot Rate on the pricing date and then, on the Observation Date, converting back into European Union euros at the Ending Spot Rate. Instead, the return on the notes will be determined by reference to the Reference Currency Return formula set forth in this term sheet, which does not reflect a quadratic return in European Union euro terms. Under the Reference Currency Return formula, any appreciation of a Reference Currency relative to the European Union euro will be diminished, as compared to a quadratic return, while any depreciation of a Reference Currency relative to the European Union euro will be magnified, as compared to a quadratic return. The diminishing effect on any appreciation of a Reference Currency relative to the European Union euro, which we refer to as an embedded variable decelerating upside leverage, increases as the Reference Currency Return increases. The magnifying effect on any depreciation of a Reference Currency relative to the European Union euro, which we refer to as an embedded variable downside leverage, increases as the Reference Currency Return decreases. As a result of the embedded maximum return for each Reference Currency and because of the embedded variable decelerating upside leverage and the embedded variable downside leverage, depreciation in one or more Reference Currencies may not be offset by appreciation in the other Reference Currencies, even significant appreciation. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use only the quadratic method for calculating currency returns. See "How Do Exchange Rates Work?" in this term sheet for more information.

- **MOVEMENTS IN THE EXCHANGE RATES OF THE REFERENCE CURRENCIES RELATIVE TO THE EUROPEAN UNION EURO MAY BE HIGHLY CORRELATED** — Because the performance of the Basket is determined by the performances of the Reference Currencies relative to the European Union euro, your notes will be exposed to currency exchange rate risk with respect to Brazil, Russia, India and China (the "Reference Currency Countries") and the European Union. High correlation of movements in the exchange rates of the Reference Currencies relative to the European Union euro during periods of negative returns could have an adverse effect on your return on your investment at maturity. However, the movements in the exchange rates of the Reference Currencies relative to the European Union euro may not be correlated. See the immediately following risk factor for more information.

- **CHANGES IN THE EXCHANGE RATES OF THE REFERENCE CURRENCIES RELATIVE TO THE EUROPEAN UNION EURO MAY OFFSET EACH OTHER** —Movements in the exchange rates of the Reference Currencies relative to the European Union euro may not correlate with each other. At a time when the exchange rate of one of the Reference Currencies relative to the European Union euro increases, the exchange rate of one or more of the other Reference Currencies relative to the European Union euro may not increase as much or may decline. Therefore, in calculating the Ending Basket Level, increases in the exchange rate of one of the Reference Currencies relative to the European Union euro may be moderated, or more than offset, by lesser increases or decreases in the exchange rate of the other Reference Currency relative to the European Union euro. Because each Reference Currency Return is subject to an embedded maximum return of 100%, with no limit on the downside, and because of the embedded variable decelerating upside leverage and the embedded variable downside leverage, depreciation by one Reference Currency relative to the European Union euro may result in a loss of up to 10% of your initial investment at maturity, even when the other Reference Currencies appreciate significantly relative to the European Union euro. See "What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?" in this term sheet for more information.

- **THE SPOT RATE OF EACH REFERENCE CURRENCY DOES NOT REFLECT THE REFERENCE CURRENCY PER EUROPEAN UNION EURO EXCHANGE RATE DIRECTLY —** The Spot Rate of each Reference Currency is calculated as (a) the Reference Currency per U.S. dollar exchange rate times (b) the U.S. dollar per European Union euro exchange rate. Accordingly, the Spot Rates do not reflect the Reference Currency per European Union euro exchange rate directly. As a result, the notes are subject to currency exchange risks with respect to the U.S. dollar. See "— The Notes Are Subject to Currency Exchange Risk" below.

- **THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCIES** — You may receive a lower payment at maturity than you would have received if you had invested directly in the Reference Currencies individually, a combination of Reference Currencies or contracts related to the Reference Currencies for which there is an active secondary market.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency, the European Union euro or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Reference Currency Countries, the European Union, the United States and other relevant countries or regions.

  Of particular importance to potential currency exchange risk are:

  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments in the Reference Currency Countries, the European Union and the United States, and between each country and its major trading partners;
  - the monetary policies of the Reference Currency Countries, the European Union and the United States, especially as related to the supply of money; and
  - the extent of governmental surplus or deficit in the Reference Currency Countries, the European Union and the United States.

  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the Reference Currency Countries, the European Union and the United States, and those of other countries important to international trade and finance.

- **GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES** — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currencies, the European Union euro and the U.S. dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

- **BECAUSE THE REFERENCE CURRENCIES ARE EMERGING MARKETS CURRENCIES, THE BASKET IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS** — The notes are linked to the performance of an equally weighted Basket of four emerging markets currencies, relative to the European Union euro. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. As a result, emerging markets currencies may be subject to higher volatility than major currencies, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes. Global events, even if not directly applicable to Brazil, Russia, India or China or their respective currencies, may increase volatility or adversely affect the Reference Currency Returns and the value of your notes.

- **EVEN THOUGH THE REFERENCE CURRENCIES, THE EUROPEAN UNION EURO AND THE U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT** — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currencies, the European Union euro and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

- **CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL** — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the European Union euro (or the value of the Reference Currencies relative to the U.S. dollar and the value of the U.S. dollar relative to the European Union euro). Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

- **CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rates and the Reference Currency Returns. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. 3-I for further information on what constitutes a market disruption event.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, which reflects the Spot Rates of the Reference Currencies on that day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility of the values of the Reference Currencies, the European Union euro and the U.S. dollar;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally as well as in the Reference Currency Countries, the European Union and the United States;
  - correlation (or lack thereof) between the between the Reference Currency exchange rates;
  - suspension or disruption of market trading in any or all of the Reference Currencies, the European Union euro or the U.S. dollar;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Basket?

The table and examples below illustrate the hypothetical total return at maturity of the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Digital Return of 11.00% and reflect the Minimum Payment of $900. **The actual Digital Return will be set on the pricing date and will not be less than 11.00%.** The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180.00	80.00%	80.00%
170.00	70.00%	70.00%
160.00	60.00%	60.00%
150.00	50.00%	50.00%
140.00	40.00%	40.00%
130.00	30.00%	30.00%
120.00	20.00%	20.00%
111.00	11.00%	11.00%
110.00	10.00%	11.00%
105.00	5.00%	11.00%
100.00	**0.00%**	**11.00%**
97.50	-2.50%	-2.50%
95.00	-5.00%	-5.00%
90.00	-10.00%	-10.00%
85.00	-15.00%	-10.00%
80.00	-20.00%	-10.00%
70.00	-30.00%	-10.00%
60.00	-40.00%	-10.00%
50.00	-50.00%	-10.00%
40.00	-60.00%	-10.00%
30.00	-70.00%	-10.00%
20.00	-80.00%	-10.00%
10.00	-90.00%	-10.00%
0.00	-100.00%	-10.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, and the Basket Return of 5% is less than the Digital Return of 11.00%, you will receive the Digital Return of 11.00%. Accordingly, your payment at maturity is equal to $1,110 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 11.00\%) = \$1,110$$

Example 2: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 130.

Because the Ending Basket Level of 130 is greater than the Starting Basket Level of 100 and the Basket Return of 30% is greater than the Digital Return of 11.00%, your payment at maturity is equal to $1,300 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (130 - 100)/100] = \$1,300$$

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 95.

Because the Ending Basket Level of 95 is less than the Starting Basket Level of 100, your payment at maturity per $1,000 principal amount note is $950 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -5\%) = \$950$$

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.

Because the Ending Basket Level of 60 is less than the Starting Basket Level of 100 by more than 10%, your payment at maturity per $1,000 principal amount note is equal to the Minimum Payment of $900 per $1,000 principal amount note.

The hypothetical returns and the payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and payouts shown above would likely be lower.

What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?

The examples below illustrate hypothetical Basket Returns, assuming a range of performances for the Reference Currencies. The hypothetical Basket Returns set forth below assume Starting Spot Rates of 2.50, 40.00, 70.00 and 8.00 for the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi, respectively, relative to the European Union euro. The Basket Returns set forth below are for illustrative purposes only and may not be the actual Basket Returns applicable to the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the examples below have been rounded for ease of analysis.

Example 1

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Brazilian real	25%	2.50	2.00	20.00%
Russian ruble	25%	40.00	36.00	10.00%
Indian rupee	25%	70.00	56.00	20.00%
Chinese renminbi	25%	8.00	7.20	10.00%
			Basket Return:	15.00%

In this example, each of the Reference Currencies appreciated in value relative to the European Union euro, resulting in Reference Currency Returns for each Reference Currency relative to the European Union euro of 20%, 10%, 20% and 10%. Accordingly, the Basket Return is 15%.

Example 2

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Brazilian real	25%	2.50	3.00	-20.00%
Russian ruble	25%	40.00	44.00	-10.00%
Indian rupee	25%	70.00	84.00	-20.00%
Chinese renminbi	25%	8.00	8.80	-10.00%
			Basket Return:	-15.00%

In this example, each of the Reference Currencies depreciated in value relative to the European Union euro, resulting in Reference Currency Returns for each Reference Currency relative to the European Union euro of -20%, -10%, -20% and -10%. Accordingly, the Basket Return is -15%.

Example 3

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Brazilian real	25%	2.50	12.50	-400.00%
Russian ruble	25%	40.00	0.40	99.00%
Indian rupee	25%	70.00	0.70	99.00%
Chinese renminbi	25%	8.00	0.08	99.00%
			Basket Return:	-25.75%

In this example, the Russian ruble, the Indian rupee and the Chinese renminbi each appreciated in value relative to the European Union euro, resulting in Reference Currency Returns for each of those Reference Currencies of 99%, and the Brazilian real depreciated in value relative to the European Union euro, resulting in a Reference Currency Return for the Brazilian real of -400%. Accordingly, the Basket Return is -25.75%. This example demonstrates that (a) no Reference Currency Return will be greater than 100% and (b) depreciation by one Reference Currency relative to the European Union euro can result in a loss of up to 10% of your initial investment at maturity, even when the other Reference Currencies appreciate significantly relative to the European Union euro.

Historical Information

The first four graphs below show the historical weekly performance of each Reference Currency relative to the European Union euro, expressed in terms of the conventional market quotation (*i.e.*, the amount of the applicable Reference Currency that can be exchanged for one European Union euro, which we refer to in this term sheet as the exchange rate) as shown on Bloomberg Financial Markets, from January 5, 2007 through May 4, 2012. The exchange rates of the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi relative to the European Union euro, as shown on Bloomberg Financial Markets, on May 8, 2012 were 2.5242, 39.1908, 69.4439 and 8.2061, respectively. The Spot Rates of the Brazilian real, the Indian rupee and the Chinese renminbi relative to the European Union euro on May 8, 2012, calculated in the manner set forth under "Additional Key Terms — Spot Rates" on page TS-1 of this term sheet, were 2.52629, 68.97049 and 8.19529, respectively. The Spot Rate of the Russian ruble relative to the European Union euro on May 4, 2012, calculated in the manner set forth under "Additional Key Terms — Spot Rates" on page TS-1 of this term sheet, was 38.80433. The Spot Rate of the Russian ruble was not available on May 7, 2012 or May 8, 2012 due to local holidays in Russia.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Returns. **The value of the Basket, and thus the Basket Return, increases when the individual Reference Currencies appreciate in value against the European Union euro.**


Historical Performance of the Brazilian Real Relative to the European Union Euro
Brazilian Reais per European Union Euro
BRL Weakens
BRL Strengthens
Source: Bloomberg


Historical Performance of the Russian Ruble Relative to the European Union Euro
Russian Rubles per European Union Euro
RUB Weakens
RUB Strengthens
Source: Bloomberg


Historical Performance of the Indian Rupee Relative to the European Union Euro
Indian Rupees per European Union Euro
INR Weakens
INR Strengthens
Source: Bloomberg


Historical Performance of the Chinese renminbi Relative to the European Union Euro
Chinese renminbi per European Union Euro
CNY Weakens
CNY Strengthens
Source: Bloomberg

The final graph below page shows the weekly performance of the Basket from January 5, 2007 through May 4, 2012, assuming that the Basket Closing Level on January 5, 2007 was 100 and that the exchange rates of each Reference Currency relative to the European Union euro on the relevant dates were the Spot Rates on such dates. The exchange rates and the historical weekly Basket performance data in this graph were determined using the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies relative to the European Union euro that would be derived from the applicable Reuters pages.



We obtained the data needed to construct the graph that displays the weekly performance of the Basket from Bloomberg Financial Markets, without independent verification, and we obtained the exchange rates used to calculate the Spot Rates from Reuters Group PLC, without independent verification. The historical performance of each Reference Currency relative to the European Union euro and the Basket should not be taken as indications of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of more than 90% of the principal amount of the notes at maturity, subject to the credit risk of JPMorgan Chase & Co.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $15.00 per $1,000 principal amount note. JPMS may use a portion of that commission to offer selling concessions to another affiliated broker-dealer. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-43 of the accompanying product supplement no. 3-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $15.00 per $1,000 principal amount note.